January 17, 2013

VIA EDGAR AND OVERNIGHT MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C.20549

Attention:    Mr. Tim Buchmiller

                     Ms. Mary Beth Breslin

Re:	pSivida Corp.
Registration Statement on Form S-3
Filed December 19, 2012
File No. 333-185549

Dear Mr. Buchmiller and Ms. Breslin:

Enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended (the “Securities Act”), on behalf of our client, pSivida Corp. (the “Company”), is Amendment No. 1 (“Amendment No. 1”) amending the Company’s Registration Statement on Form S-3 filed with the United States Securities and Exchange Commission (the “Commission”) on December 19, 2012 (the “Initial Registration Statement”). Amendment No. 1 is marked to show changes from the Initial Registration Statement. The Initial Registration Statement, as amended by Amendment No. 1, is referred to herein as the “Registration Statement.”

Amendment No. 1 is being filed in response to comments received from the staff of the Commission (the “Staff”) by letter dated January 8, 2013 with respect to the Initial Registration Statement. The numbering of the paragraphs below corresponds to the numbering in the comment letter, the text of which we have incorporated into this response letter for convenience.

Staff Comments and Company Responses

Fee table

1.	We note from your disclosure on page 20 that you may issue warrants to purchase your common stock or CHESS Depositary Interests (CDIs). If you intend to offer warrants that will be exercisable for CDIs, please add the CDIs to your registration statement fee table and file a revised legality opinion that also addresses the legality of the CDIs. Otherwise, revise your disclosure as appropriate.

United States Securities and Exchange Commission

January 17, 2013

The Company does not intend to issue warrants exercisable for its CDIs pursuant to the Registration Statement and has amended it to remove such statements on pages 20 and 21 of Amendment No. 1.

Prospectus cover page

2.	Please provide the disclosure required by Instruction 7 to General Instruction I.B.6 of Registration Statement on Form S-3.

The Company has amended the Registration Statement to provide the following disclosure on the front cover of the prospectus as required by instruction 7 to General Instruction I.B.6:

As of January 16, 2013, the aggregate market value of our outstanding common stock held by non-affiliates was $29,219,000 based on 23,297,011 shares of outstanding common stock, of which 20,870,473 shares were held by non-affiliates. We have sold securities with an aggregate market value of $5,363,000 pursuant to General Instruction I.B.6. of Form S-3 during the prior 12 calendar month period that ends on and includes the date hereof.

Exhibit 5.1 – Legality Opinion

3.	Please file a revised legality opinion which does not contain the restriction in the last paragraph of the current opinion.

A revised legality opinion that does not contain the restriction included in the last paragraph of the opinion filed as exhibit 5.1 to the Initial Registration Statement has been filed as exhibit 5.1 to Amendment No. 1.

* * * * * *

We hope that these responses adequately address the Staff’s comments. If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact Mary Weber at (617) 951-7391 or me at (617) 951-7663.

Sincerely,

/s/ Zachary R. Blume

Zachary R. Blume

for ROPES & GRAY LLP

Enclosures

cc:	Lori Freedman, Esq., pSivida Corp.
Mary Weber, Esq., Ropes & Gray LLP